FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June, 2005

Commission File Number 333-8880

MEXICAN SATELLITES, a Mexican Company of Variable Capital

(Translation of registrant’s name into English)

SATÉLITES MEXICANOS, S.A. DE C.V.
Boulevard Manuel Avila Camacho
No. 40 Lomas de Chapultepec
11000, Mexico, D.F.
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

Debt Facilities and Involuntary Chapter 11 Filing
Servicios Corporativos Satelitales S.A. de C.V. Update
Signatures
EX-99.1: US BANKRUPTCY COURT FOR THE DISTRICT OF NY EXTENSION APPROVAL

Debt Facilities and Involuntary Chapter 11 Filing

On June 30, 2004, our outstanding senior secured floating rate notes (the “Floating Rate Notes”) came due and we did not make the required principal payment of $203.4 million. On November 1, 2004, our outstanding 10 1/8% senior notes (the “Fixed Rate Notes”) came due and we did not make the required principal payment of $320 million. Also, we did not make the August 1, 2003, February 1, 2004 and August 1, 2004, interest payments on our Fixed Rate Notes.

On May 26, 2005, members of informal committees of the holders of the Fixed Rate Notes and the holders of the Floating Rate Notes (the “Petitioning Creditors”) filed in the United States Bankruptcy Court Southern District of New York (the “Bankruptcy Court”) a petition commencing an involuntary chapter 11 bankruptcy case against us seeking a financial reorganization.

On June 13, 2005, we agreed with the Petitioning Creditors, subject to court approval, to extend the deadline for us to respond to the Petitioning Creditors’ involuntary bankruptcy petition to July 7, 2005, subject to an earlier filing deadline under certain circumstances. On June 14, 2005, the Bankruptcy Court approved the extension by stipulation, a copy of which is attached. This agreement was reached to allow us and the Petitioning Creditors time to try to consensually restructure our debt obligations.

Servicios Corporativos Satelitales S.A. de C.V. Update

On December 30, 2004, our parent company, Servicios Corporativos Satelitales S.A. de C.V.’s (“Servicios”) debt obligation to the Mexican government (the “Menoscabo”) of approximately $125.1 million plus accrued interest of approximately $63 million came due and Servicios did not make payment of such amounts. This debt obligation is secured by the shares of Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento” the parent company of Servicios) held by Loral Satmex Ltd. and Principia S.A. de C.V. As a result of the payment defaults under the Menoscabo the Mexican government could initiate proceedings against Servicios, which may include foreclosure on the Firmamento shares, which could result in the transfer of those shares. We do not know what actions the Mexican government may take to exercise its remedies pursuant to the Menoscabo.

Exhibit No.

99.1	United States Bankruptcy Court for the District of New York Extension Approval

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.
(Registrant)

Date: June 24, 2005	By: /S/ Cynthia Pelini
Cynthia Pelini
Chief Financial Officer